Company and UNITIL Power Corp., the Company's interest in the Seabrook Project is encumbered by a mortgage. This mortgage may be subordinated to up to $80 million of senior secured financing. See "Business -- Power Purchase Agreement."

     The Company's cash and short-term investments decreased approximately $5.7 million during 1995, primarily as a result of the operating loss discussed above plus $7.5 million of capital expenditures for plant and nuclear fuel, payments of $1.0 million to the decommissioning trust fund and payments of $2.7 million for bankruptcy-related reorganization expenses. Partially offsetting the items listed above were non-cash charges to income of $7.9 million for depreciation and amortization.

     The Company's fiscal 1995 decommissioning expenses totaled approximately $1.0 million. The decommissioning funding schedule is determined by the New Hampshire Nuclear Decommissioning Financing Committee (the "NDFC"), which reviews such schedule for the Seabrook Project at least annually. The Company's decommissioning expenses for fiscal 1996 and fiscal 1997 will depend upon the outcome of pending proceedings before the NDFC. The Company expects to use revenues from the sale of power to pay these decommissioning expenses.

     The Company anticipates that its share of the Seabrook Project's capital expenditures for the 1996 fiscal year will total approximately $2.7 million, primarily for nuclear fuel.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

     The following important factors, among others, could cause actual results to differ materially from those indicated by forward-looking statements made in this Annual Report on Form 10-K.

     OWNERSHIP OF SINGLE ASSET. The Company owns a single principal asset, its 12.1% joint interest in the Seabrook Nuclear Power Project in Seabrook, New Hampshire. Accordingly, the Company's results of operations are completely dependent upon the successful and continued operation of the Seabrook Project. In particular, if the Seabrook Project experiences unscheduled outages of significant duration, the Company's results of operations will be materially adversely affected.

     HISTORY OF LOSSES; IMPLEMENTATION OF BUSINESS STRATEGY. The Company has never reported an operating profit since its incorporation. The Company's business strategy is to seek purchasers for its share of the Seabrook Project electricity output at prices, either in the short-term market or pursuant to medium or long-term contracts, significantly in excess of the prices currently available in the short-term wholesale electricity market since sales at current short-term rates do not result in sufficient revenue to enable the Company to meet its cash requirements for operations, maintenance and capital related costs. The Company's ability to obtain such higher prices will depend on regional, national and worldwide energy supply and demand factors which are beyond the control of the Company. There can be no assurance that the Company ever will be able to sell power at prices that will enable it to meet its cash requirements.

     LIQUIDITY NEEDS. The Company had approximately $16.5 million in cash, cash equivalents and short-term investments at December 31, 1995. The Company believes that such cash, together with the anticipated proceeds from the sale of electricity by the Company, will be sufficient to enable the Company to meet its cash requirements until the prices at which the Company can sell its electricity increase sufficiently to enable the Company to cover its annual cash requirements. However, if the Seabrook Project operates at a capacity factor below historical levels, or if expenses associated with the ownership or operation of the Seabrook Project, including without limitation decommissioning costs, are materially higher than anticipated, or if the prices at which the Company is able to sell its share of the Seabrook Project electricity do not increase at the rates and within the time expected by the Company, the Company would be required to raise additional capital, either through a debt financing or an equity financing, to meet its ongoing cash requirements. There is no assurance that the Company would be able to raise such capital or that the terms on which any additional capital is available would be acceptable. If additional funds are raised by issuing equity securities, dilution to then existing stockholders will result.

     CHANGES IN POWER SALE CONTRACT TERMS AVAILABLE IN WHOLESALE POWER
MARKET. In the past, wholesale sellers of electric power, which typically were regulated electric utilities, frequently entered into medium or long-term power sale contracts providing for prices in excess of the prices available in the short-term market. Recently, increased competition in the wholesale electric power market, reduced growth in the demand for electricity and low prices in the short-term market have reduced the willingness of wholesale power purchasers to enter into medium or long-term contracts and have reduced the prices obtainable from such contracts.

     RISKS IN CONNECTION WITH JOINT OWNERSHIP OF SEABROOK PROJECT. The Company is required under the Agreement for Joint Ownership, Construction and Operation of New Hampshire Nuclear Units dated May 1, 1973, as amended, by and among the Company and the other 11 utility companies who are owners of the Seabrook Project (the "JOA"), to pay its share of Seabrook Unit 1 and Seabrook Unit 2 expenses, including without limitation operations and maintenance expenses, construction and nuclear fuel expenditures and decommissioning costs, regardless of the level of Seabrook Unit 1's operations. Under certain circumstances, a failure by the Company to make its monthly payments under the JOA entitles certain other joint owners of the Seabrook Project to purchase the Company's interest in the Seabrook Project for 75% of the then fair market value thereof.

     In addition, the failure to make monthly payments under the JOA by owners of the Seabrook Project other than the Company may have a material adverse effect on the Company by requiring the Company to pay a greater proportion of the Seabrook Unit 1 and Seabrook Unit 2 expenses in order to preserve the value of its share of the Seabrook Project. In the past, certain of the owners of the Seabrook Project other than the Company have not made their full respective payments.

     The Seabrook Project is owned by the Company and the other owners thereof as tenants in common, with the various owners holding varying ownership shares. This means that the Company, which owns only a 12.1% interest, does not have control of the management of the Seabrook Project. As a result, decisions may be made affecting the Seabrook Project, notwithstanding the Company's opposition.

     Certain costs and expenses of operating the Seabrook Project or owning an interest therein, such as certain insurance and decommissioning costs, are subject to increase or retroactive adjustment based on factors beyond the Company's control. The cost of disposing of Unit 2 of the Seabrook Project is not known at this time. These various costs and expenses may adversely effect the Company, possibly materially.

     EXTENSIVE GOVERNMENT REGULATION. The Seabrook Project is subject to extensive regulation by federal and state agencies, including the NRC, FERC and the NHPUC. Compliance with the various requirements of the NRC and FERC is expensive. Noncompliance with NRC requirements may result, among other things, in a shutdown of the Seabrook Project.

     The NRC has promulgated a broad range of regulations affecting all aspects of the design, construction and operation of a nuclear facility, such as the Seabrook Project, including performance of nuclear safety systems, fire protection, emergency response planning and notification systems, insurance and quality assurance. The NRC retains authority to modify, suspend or withdraw operating licenses, such as that pursuant to which the Seabrook Project operates, at any time that conditions warrant. The NRC might order Seabrook Unit 1 shut down (i) if flaws were discovered in the construction or operation of Seabrook Unit 1, (ii) if problems developed with respect to other nuclear generating plants of a design and construction similar to Unit 1, or (iii) if accidents at other nuclear facilities suggested that nuclear generating plants generally were less safe than previously believed.

     RISK OF NUCLEAR ACCIDENT. Nuclear reactors have been used to generate electric power for more than 30 years and there are currently more than 100 nuclear reactors used for electric power generation in the United States. Although the safety record of such nuclear reactors in the United States generally has been very good, accidents and other unforeseen problems have occurred both in the United States and elsewhere, including the well-publicized incidents at Three Mile Island in Pennsylvania and Chernobyl in the former Soviet Union. The consequences of such an accident can be severe, including loss of life and property damage, and the available insurance coverage may not be sufficient to pay all the damages incurred.

     PUBLIC CONTROVERSY CONCERNING NUCLEAR POWER PLANTS. Substantial controversy has existed for some time concerning nuclear generating plants and over the years such opposition has led to construction delays, cost overruns, licensing delays, demonstrations and other difficulties. The Seabrook Project was the subject of significant public controversy during its construction and licensing and remains controversial. An increase in public concerns regarding the Seabrook Project or nuclear power in general could adversely affect the operating license of Seabrook Unit 1. While the Company cannot predict the ultimate effect of such controversy, it is possible that it could result in a premature shutdown of the unit.

     WASTE DISPOSAL; DECOMMISSIONING COST. There has been considerable public concern and regulatory attention focused upon the disposal of low- and high-level nuclear wastes produced at nuclear facilities and the ultimate decommissioning of such facilities. As to waste disposal concerns, both the federal government and the State of New Hampshire are currently delinquent in the performance of their statutory obligations. This has necessitated on-site storage of such wastes at the Seabrook Project. Although LLW storage facilities in Utah and South Carolina became available in 1995, certain LLW continue to be stored on-site at the Seabrook Project. The Seabrook Project anticipates increasing its on-site storage capacity for low-level wastes in 1996. The increased capacity is expected to be sufficient through 2006. In addition, the Managing Agent has advised the Company that the Seabrook Project has adequate on-site storage capacity for high-level wastes until approximately 2010.

     As to decommissioning, the NRC regulations require that upon permanent shutdown of a nuclear facility, appropriate arrangements for full decontamination and decommissioning of the facility be made. These regulations include a requirement to set aside during operation sufficient funds to defray decommissioning costs. While the owners of the Seabrook Project are accumulating a trust fund to defray decommissioning costs, these costs could substantially exceed the value of the trust fund, and the owners (including the Company) would remain liable for the excess. Moreover, the amount that is required to be deposited in the trust fund is subject to periodic review and adjustment by an independent commission of the State of New Hampshire, which could result in material increases in such amounts. Such a review is currently in process.

     INTENSE COMPETITION. The Company sells its share of Seabrook Project electricity primarily into the Northeast United States wholesale electricity market. There are a large number of suppliers to this market and a surplus of electricity, resulting in intense competition. A primary source of competition comes from traditional utilities, many of which presently have excess capacity. In addition, non-utility wholesale generators of electricity, such as independent power producers ("IPPs"), Qualifying Facilities ("QFs") and EWGs, as well as power marketers and brokers, actively sell electricity in this market. The Company may face increased competition, primarily based on price, from all such sources in the future.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     The response to this item is submitted in the response found under Item 14(a)(i) in this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     Coopers & Lybrand L.L.P., whose report for the year ended December 31, 1993, appears elsewhere in this Annual Report on Form 10-K, were the Company's independent accountants until November 23, 1994. In connection with the Company's bankruptcy proceeding, the Bondholders' Committee determined to select a new accounting firm to be engaged by the Company following the Company's emergence from bankruptcy. Coopers & Lybrand L.L.P. did not resign and did not decline to stand for reelection. During the period of Coopers & Lybrand L.L.P.'s engagement by the Company, there were no disagreements between Coopers & Lybrand L.L.P. and the Company on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure and no reportable events relating to the relationship between the Company and Coopers & Lybrand L.L.P.

     On November 26, 1993 the Bankruptcy Court approved the Company's selection of Arthur Andersen LLP as the Company's independent accountant, to be effective only upon the Company's emergence from bankruptcy. Prior to November 23, 1994 the Predecessor Company had not consulted Arthur Andersen LLP regarding the application of accounting principles to specified transactions or the type of audit opinion that might be rendered on the Company's financial statements during the periods from January 1, 1991 through December 31, 1993.